NewsMax Media, Inc.
560 Village Boulevard, Suite 270
West Palm Beach, Florida 33409
Telephone: 561-686-1165

May 20, 2003

VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-1004

Re:	NewsMax Media, Inc. Registration Statement on Form SB-2 Commission File No. 333-83408

Ladies and Gentlemen:

     Pursuant to Rule 477(a) and (c) and Rule 478(c) of the Securities Act of 1933, as amended (“the Act”), NewsMax Media, Inc. (the “Company”), hereby respectfully requests the withdrawal of the Registration Statement on Form SB-2 (and all exhibits thereto) (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on February 26, 2002, and amended on March 12, 2002. No securities were sold in connection with the Registration Statement. The Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Act.

     The Company further requests:

     1.     That the Commission find that the withdrawal hereby requested is consistent with the public interest and the protection of investors; and

     2.     That an order with the date of granting of this withdrawal be included in the files of the Commission for the Registration Statement, stating “Withdrawn upon the request of the registrant, the Commission consenting thereto.”

     If you have any questions regarding this application for withdrawal, please contact the undersigned at (561) 686-1165.

Very truly yours,

/s/ Christopher Ruddy Christopher Ruddy President